UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of Class of Securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP Number)

Bin Li

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07

1.	Names of Reporting Person: SERENE VIEW INVESTMENT LIMITED I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 500,000*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 500,000*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.7%*
14.	Type of Reporting Person (See Instructions): CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 70,166,576.5 Ordinary Shares outstanding (excluding treasury shares) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 26, 2019.

CUSIP No. 091727 1 07

1.	Names of Reporting Person: BIN LI I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 7,793,396.5*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 7,793,396.5*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,793,396.5*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 11.1%*
14.	Type of Reporting Person (See Instructions): IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited and (iii) 350,617 restricted share units and options, collectively representing 11.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 70,166,576.5 Ordinary Shares outstanding (excluding treasury shares) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 26, 2019.

CUSIP No. 091727 1 07

1	Names of Reporting Person: PROUDVIEW LIMITED I.R.S. Identification Nos. of above persons (entities only):
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): Not Applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 6,942,779.5*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 6,942,779.5*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,942,779.5*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.9%*
14.	Type of Reporting Person (See Instructions): CO

*	Consists of 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited, collectively representing 9.9% of the total outstanding Ordinary Shares of the Issuer, calculated based on 70,166,576.5 Ordinary Shares outstanding (excluding treasury shares) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2018 filed with the SEC on April 26, 2019.

This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 31, 2015 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on August 8, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 9, 2017 (“Amendment No. 3”), and Amendment No. 4 filed with the SEC on February 8, 2017 (“Amendment No. 4” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, and this Amendment No. 5, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On October 15, 2019, Proudview Limited, as borrower (“Proudview”), entered into a Facility Agreement with Prosper Rich Investments Limited, as lender (“Prosper Rich”), and Bin Li and Serene View Investment Limited (“Serene”), as guarantors, pursuant to which Prosper Rich agreed to make available to Proudview a US dollars term loan facility with a principal amount of up to US$110,000,000 (the “Facility Agreement”).

In connection with the Facility Agreement: (a) Proudview entered into a Pledge Agreement with Prosper Rich (the “Pledge Agreement”), on October 15, 2019, pursuant to which Proudview charged all right, title, and interest in and to the 2,500,000 ADSs owned by it in favor of Prosper Rich; (b) Bin Li entered into a share charge with Prosper Rich (the “Serene Share Charge”), on October 15, 2019, pursuant to which Bin Li charged all right, title, and interest in and to all present and future shares in Serene beneficially owned by him in favor of Prosper Rich; and (c) Bin Li and Weihai Qu entered into a share charge with Prosper Rich (the “Proudview Share Charge”), on October 15, 2019, pursuant to which Bin Li and Weihai Qu charged all right, title, and interest in and to all present and future shares in Proudview beneficially owned by them in favor of Prosper Rich.

The foregoing description of each of the Facility Agreement, the Pledge Agreement, the Serene Share Charge and the Proudview Share Charge does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the applicable agreement. A copy of each of the Facility Agreement, the Pledge Agreement, the Serene Share Charge, and the Proudview Share Charge is filed as Exhibit M, N, O, P, respectively, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by:

(a)	replacing Exhibit A filed on August 31, 2015 with Amendment No. 1 (File No. 005-85981, Film No. 151085077) with the following in its entirety:

Exhibit A	Joint Filing Agreement, dated November 11, 2019, by and among Serene View Investment Limited, Proudview Limited, and Bin Li

(b)	inserting the following at the end thereof:

Exhibit M	Facility Agreement, dated October 15, 2019, by and among Proudview Limited, Bin Li, Serene View Investment Limited, and Prosper Rich Investments Limited
Exhibit N	Pledge Agreement, dated October 15, 2019, by and between Proudview Limited and Prosper Rich Investments Limited
Exhibit O	Share Charge, dated October 15, 2019, by and between Bin Li and Prosper Rich Investments Limited
Exhibit P	Share Charge, dated October 15, 2019, by and among Bin Li, Weihai Qu, and Prosper Rich Investments Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2019

Serene View Investment Limited		PROUDVIEW LIMITED

By:	/s/ Bin Li	By:	/s/ Bin Li
Name:	Bin Li	Name:	Bin Li
Title:	Director	Title:	Director

By:	/s/ Bin Li
Name:	Bin Li

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by or on behalf of each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: November 11, 2019

Serene View Investment Limited		PROUDVIEW LIMITED

By:	/s/ Bin Li	By:	/s/ Bin Li
Name:	Bin Li	Name:	Bin Li
Title:	Director	Title:	Director

By:	/s/ Bin Li
Name:	Bin Li